Exhibit 99.1

Advantage Announces an Amendment to its Stock Option Plan

(TSX: AAV, NYSE: AAV)

CALGARY, May 11, 2015 /CNW/ - Advantage Oil & Gas Ltd. ("Advantage" or the "Corporation") announces that it has amended its Stock Option Plan (the "Plan") to be considered at our Annual General and Special Meeting (the "Meeting") of the holders ("Shareholders") of common shares on May 27, 2015 at 1:30 p.m. (Calgary time).

In order to clarify a certain section of the Plan, the Advantage Board of Directors has approved an amendment to the terms of the Plan to confirm that unless Shareholder approval is received, the Corporation cannot cancel any Stock Options and issue the holder of such Stock Options a new option or other entitlement in replacement thereof.

SOURCE Advantage Oil & Gas Ltd.

%CIK: 0001468079

For further information: or a complete copy of the Plan, please contact: Craig Blackwood, Vice President, Finance and Chief Financial Officer, (403) 718-8005; OR Investor Relations, Toll free: 1-866-393-0393; Advantage Oil & Gas Ltd., 300, 440 - 2nd Avenue SW, Calgary, Alberta T2P 5E9, Phone: (403) 718-8000, Fax: (403) 718-8332, Web Site: www.advantageog.com, E-mail: ir@advantageog.com

CO: Advantage Oil & Gas Ltd.

CNW 05:00e 11-MAY-15